CAPITOL SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

August 24, 2023

VIA EDGAR

Ms. Karen L. Rossotto

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Capitol Series Trust (the “Registrant”)

File Nos. 333-191495 and 811-22895

Dear Ms. Rossotto:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding post-effective amendment No. 138 (“PEA 138”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “Securities Act”), and Post-Effective Amendment No. PEA 139 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on June 29, 2023 with respect to Canterbury Portfolio Thermostat Fund.

In connection with this response letter, on August 28, 2023, the Registrant anticipates filing, pursuant to Rule 485(b), post-effective amendment No. 141 to the Registrant’s registration statement under the Securities Act (“PEA 141”), which is expected to include (i) changes to PEA 138 in response to the Staff’s comments, (ii) certain other non-material information; and (iii) certain other required exhibits.

Set forth in the numbered paragraphs below are the oral comments on PEA 138 that the Staff communicated to Registrant on August 14, 2023, followed by Registrant’s responses to such comments.

Ms. Karen L. Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
August 24, 2023

1.	Staff Comment: As an overriding comment, the staff notes that the Fund’s investment strategy is somewhat vague. Please attempt to clarify the investment strategy, and how the fund will employ that strategy to achieve its investment objective. Please also explain what the investment strategy was, and how it is changing in connection with the filing of PEA 138 and PEA 141.

□ Registrant’s Response: Registrant will attempt to clarify the Fund’s investment strategy throughout the prospectus in response to the staff’s comments. In terms of how the investment strategy is changing in connection with the filing of PEA 138 and PEA 141, as noted in the first paragraph of the prospectus under the heading “Principal Investment Strategies”, the Fund, which until now has been structured as a fund of ETFs, will prospectively under normal circumstances continue to invest more than 50% of the Fund’s portfolio in ETFs, but will also have the ability to invest up to 50% of the Fund’s assets in listed securities of individual issuers, some of which may also be held by the underlying ETFs in which Fund invests.

2.	Staff Comment: In the Investment Objective and the first sentence of the Principal Investment Strategies on page 2 of the Prospectus, please clarify in plain English what you mean by “risk-adjusted growth”?

□ Registrant’s Response: Risk-adjusted growth is defined as the return of an investment or “growth” relative to risk or “volatility” experienced. We define risk as volatility and drawdown. So, in plain English, the fund seeks to grow investments with lower volatility/fluctuations, or greatest return for a given level of risk (i.e., standard deviation).

3.	Staff Comment: In the section Principal Investment Strategies, last paragraph, 5th line, please describe in the disclosure what an “alternative security” is.

□ Registrant’s Response: An alternative security is any liquid traded security that is not a traditional stock or bond. We define an “Alternative Security” as an ETF that is invested in commodities, currencies, or is a 1x inverse fund. The fund does not invest in alternative securities that are not ETFs.

4.                  Staff Comment: In the section Principal Investment Strategies, please describe with specificity the types of securities the fund will invest in and with respect to equity securities, describe the market capitalization of the equity securities the fund will invest in.

□ Registrant’s Response: Given that the fund has a “go-anywhere” strategy, it is unconstrained with respect to market capitalization, investment style (such as growth or value), or geography (whether domestic, international or emerging markets). While the Fund has the authority to invest directly in any security which its underlying ETFs are eligible to invest in, the Fund currently intends to achieve exposure to fixed income, currencies, commodities, and inverse securities exclusively through investments in ETFs when needed as a risk management tool.

Ms. Karen L. Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
August 24, 2023

5.	Staff Comment: In the section Principal Investment Strategies, please disclose whether the fund will invest in leveraged ETFs.

□ Registrant’s Response: Registrant responds by directing the staff’s attention to the language on page 3 of the Prospectus, in the last sentence under subparagraph (2) under the heading “Overview of Portfolio Thermostat Strategy”: “ETFs or mutual funds that use various derivatives, sometimes referred to as leverage, may be included in the universe of potential Fund holdings as long as the ETF or mutual fund does not exceed a 1x1 relationship to the underlying index or asset class. Any ETF or mutual fund that uses “leverage” to create more volatility (such as a 2x1 or 3x1) for the purpose of creating a “multiplier effect” has been determined to be inappropriate for meeting the Fund’s objectives and will not be included in the universe of potential holdings.”

6.	Staff Comment: In the section Principal Investment Strategies, please consider whether the designation of the fund as a “fund of funds” is appropriate.

□ Registrant’s Response: In response to the staff’s comment, given that the fund is expected to hold from 50% to 100% of its assets in ETFs, Registrant believes it is both appropriate and necessary to describe the fund of funds strategy as it relates to that portion of the Fund’s investments and the attendant risks. However, in response to this comment, Registrant has modified the referenced sentence in the Principal Investment Strategies section of the prospectus to read as follows:

“Under normal circumstances, the Fund invests more than 50% of its assets, and may invest up to 100% of its assets, in ETFs, and that portion of the Fund’s investments that are structured as a fund of funds and are subject to the attendant risks of a fund of funds structure”.

7.	Staff Comment: In the section Principal Investment Strategies, paragraph one, please clarify what “actively managed” means with in relation to “rules-based methodology”. That is, what part of the investment strategy is actively managed and what part is rules-based, and what data is used to evaluate both quantitative and qualitative factors in making investment selections.

□ Registrant’s Response: “Active management” is making subjective or objective decisions of what to buy and sell within the portfolio, as opposed to “passive” or index investing. “Rules-based methodologies” are not inconsistent with active management in our process. The combination of securities that can be chosen are based on a set of defined rules. The actual combination of securities that are implemented into the portfolio are also based on rules but do have a degree of manager discretion.

8.	Staff Comment: In the section Principal Investment Strategies, please explain how the principal investment strategies are used to obtain long-term, risk adjusted growth.

Ms. Karen L. Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
August 24, 2023

□ Registrant’s Response: The Fund aims to limit risk, as defined by “volatility” and “drawdown” (or declines). The fund is an adaptive strategy, meaning that it adjusts its holdings and allocations to move in concert with ever-changing market environments. As markets fluctuate, risks within the markets change, whether going from a low volatility environment to a high volatility environment or vice versa. The fund seeks long-term, risk adjusted growth by attempting to limit portfolio declines during highly volatile bear markets. By limiting declines, the portfolio has a larger “base” to compound. As an example, a -10% decline only requires an 11% return to breakeven, but a -50% decline requires going up 100% to breakeven. The Fund aims to limit declines and provide stable growth to achieve long-term, risk-adjusted growth, meaning growth adjusted for the volatility seen in the portfolio.

9.	Staff Comment: In the Overview of the Portfolio Thermostat Strategy, page, 3, paragraph marked (1), last sentence, please explain how the “overall market trend” determines portfolio allocation.

Registrant’s Response: The “overall market trend” is previously defined within that same paragraph as being “bullish,” “transitional,” or “bearish.” The overall market trend determines portfolio allocation in the sense that as a go-anywhere strategy, the Fund’s allocation may differ in each of those 3 market environments. As an example, in a Bullish market environment, the Fund may have minimal exposure to non-equity ETFs or securities. On the contrary, in a Bearish market environment, the Fund may have larger exposure to inverse securities and other alternative ETFs to limit the portfolio’s volatility in an environment where most equity securities are exhibiting high volatility and high risk.

10.	Staff Comment: In the Overview of the Portfolio Thermostat Strategy, page, 3, paragraph marked (2), please describe what “alternatives” means in connection with the investment strategy. That is, describe what kind of securities are considered “alternatives”. Also, please describe the credit quality of the fixed income securities the fund will invest in, whether the fund invests in high yield fixed income securities, and if yes, please disclose that high yield fixed income securities are also known as “junk bonds”.

□ Registrant’s Response: Alternative securities are any ETFs in our universe that are not traditional stocks or bonds. In this case, we are referring specifically to ETFs whose underlying holdings are commodities (such as gold, copper, silver), currencies (such as USD, Euro, Yen, etc.), and 1x inverse securities (such as inverse S&P 500 or Inverse Emerging Markets). As it relates specifically to fixed income, the Fund gets exposure to fixed income through the use of ETFs.

Ms. Karen L. Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
August 24, 2023

11.	Staff Comment: In the Overview of the Portfolio Thermostat Strategy, in paragraph marked (2) please clarify the disclosure in the sentence “The Fund’s universe of investments is created to be as representative as possible of major style indices, geographic regions, individual countries, market sectors, and industries within market sectors”. Please describe in more detail what specific securities and ETFs the Fund is investing in and what data is used to evaluate the portfolio’s construction. Also, in the last sentence on page 3 where the number of individual securities is mentioned (12-14), please explain how this relates to or correlates with the Fund’s high portfolio turnover ratio.

□ Registrant’s Response: With respect to the specific clauses of the referenced disclosure and staff comment italicized below, Registrant responds as follows:

“The Fund’s universe of investments is created to be as representative as possible of major style indices, geographic regions, individual countries, market sectors, and industries within market sectors”.

The Fund’s universe of potential holdings is constructed of ETFs and individual listed securities. To give examples, as it relates to equity securities, stocks chosen for the Fund are typically domestic or an ADR listed on major US exchanges. The ETFs that are used are broad ranging and representative of many asset classes. To name a few examples, as it relates to ETFs:

•	Major Style Indexes: large cap/mid cap/small cap growth & value index ETF
•	Geographic regions: MSCI EAFE, Europe, Emerging Markets, Asia Pacific, Latin America
•	Individual Countries: Mexico, Japan, Brazil, South Korea, Vietnam, China, India, Switzerland, Italy
•	Market Sectors: S&P 500 11 Sectors (info tech, communications, financials, real estate, industrials, consumer discretionary, consumer staples, utilities, basic materials, health care, and energy)
•	Industries within market sectors: Biotech, homebuilders, retailers, food and beverage, semiconductors, insurance, banks

Ms. Karen L. Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
August 24, 2023

What data is used to evaluate the portfolio’s construction.

The above examples are ETFs. For gaining exposure to these different styles, regions, etc., there may be a few options varying across ETF providers. The Fund typically uses ETFs from larger, well-known providers such as State Street or iShares, and occasionally First Trust. When choosing between similar ETFs, the Fund considers a variety of factors such as internal fund fees, size of the ETF, and volume. These individual ETFs are all rated and ranked based on a combination of technical indicators for potential holding purposes. The Fund also aims to avoid duplication of securities within the portfolio.

Also, in the last sentence on page 3 where the number of individual securities is mentioned (12-14), please explain how this relates to or correlates with the Fund’s high portfolio turnover ratio.

On average, the fund will typically hold between 12-14 holdings, although it could be as few as 9 or as many as 15. Those holdings will be a combination of ETFs and individual listed stock securities. The Fund’s individual ETF holdings will range in size from about 5-9% on average and represent up 100% of the Fund’s holdings. The Fund’s exposure to individual listed stock securities may be up to 50% of the Fund’s holdings. There would be no effort made to differentiate between the total number of positions split between stocks and ETFs.

The fund has high turnover, given that each position is roughly between 5-9% of the total portfolio. The turnover of ETFs and individual stock securities would in theory be about the same, given that security selection decisions for both stocks and ETFs are based on the same indicators. Depending on the type of market environment, the Fund may be more active in trading. With each position bought and sold, that is 5-9% of the portfolio being sold, and replaced with another 5-9% position. This can result in high turnover, regardless of the market environment. Typically, in a more stable market environment, turnover may be lower due to holdings exhibiting “bullish” characteristics for longer periods of time, but the Fund still would be turning over 5-9% with each transaction.

12.	Staff Comment: At page 4, in the section Overview of the Portfolio Thermostat Strategy, please explain the concept of “optimal volatility”, how that is measured and how optimal volatility is obtained. With respect to the sentence “The primary purpose of listed security holdings of individual issuers is to raise the portfolio’s volatility to an optimum range…”, please explain how in the disclosure how individual securities are used to manage volatility.

Ms. Karen L. Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
August 24, 2023

□ Registrant’s Response:

The primary purpose of portfolio diversification in the first place is to limit declines and portfolio volatility. As seen time and time again, over a few bear markets, there are periods when portfolio holdings may correlate with each other, giving the portfolio very little benefit of diversification.

We use our own proprietary “Canterbury Volatility Index” (CVI) to measure volatility. This measure is similar to temperature. Generally speaking, a CVI of 75 or lower for the S&P 500 is considered efficient. There are many periods and bear markets where volatility is much higher. During volatile periods, the Fund will rotate its positions and allocations to maintain low, optimal volatility (generally in that CVI 40-75 range), even when the markets and other asset classes are exhibiting much higher volatility.

With respect to the sentence “The primary purpose of listed security holdings of individual issuers is to raise the portfolio’s volatility to an optimum range…”

The primary purpose of adding more exposure to individual listed securities is to increase the portfolio’s volatility during more efficient market environments. When markets are efficient, and volatility in the markets is low, the Fund may exhibit volatility that is too low due to being diversified primarily with ETFs. Markets like the S&P 500 are unbalanced. As an example, the Information Technology sector represents 28% of the S&P 500’s capitalization. The Fund would not take a 28% position in XLK (the Technology Select Sector SPDR Fund), and instead would be relatively equally diversified across its ETF holdings. This can make volatility in the Fund almost too low. The addition of individual listed securities to the Fund’s portfolio allows the Fund to broaden its universe and take positions in securities that will have a higher level of volatility (although still efficient levels) than ETFs which are diversified across several underlying holdings. Targeted exposure of the Fund's portfolio to individual issuers will theoretically raise portfolio volatility to more optimum levels during low volatility periods, while at the same time not having to be vastly overweight in one sector, like the markets currently are with technology.

13.	Staff Comment: With respect to the disclosure on page 5 of the prospectus, under the headings Principal Investment Risks, ETF Provider Risk, please explain how the fund’s relationships with ETF providers creates risk for the shareholder.

□ Registrant’s Response:

The fund’s relationships with ETF providers creates a potential but unlikely conflict of interest. The Fund typically uses ETFs from common providers such as State Street or iShares, which are known to be the largest ETF providers and the ones with some of the lowest fees. The Fund may use other providers who offer ETFs that offer a unique exposure that is not covered by the largest ETF providers. Oftentimes, providers will have duplicate or similar ETFs to each other, and the Fund must select between two similar ETFs. In making that choice, the Fund will consider the size

Ms. Karen L. Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
August 24, 2023

of the ETF, its liquidity, and its fees, The potential conflict of risk arise from there being two similar ETFs, but one has slightly lower fees. In some cases, the Fund may choose the more “expensive” ETF (although still relatively inexpensive) due to the underlying weightings of the ETF holdings and the view that one ETF is better suited due to those weightings. Some providers may choose a more equal weight for the ETFs, while others may use a capitalization weight. Some providers, like First Trust, use an active weighting. The Fund has relationships with various ETF providers, and the Adviser considers several factors such as ETF structure and weights, liquidity, and fees in fulfilling its fiduciary obligations to fund shareholders.

14.	Staff Comment: At page 5, Principal Risks of the Fund Section, under Fund of Funds Structure Risks, is it still appropriate to refer to the fund as a fund of funds with the addition of revised investment strategy that includes individual securities?

□ Registrant’s Response: Given that the fund is expected to hold from 50% to 100% of its assets in ETFs, Registrant believes it is both appropriate and necessary to describe the fund of funds strategy as it relates to that portion of the Fund’s investments and the attendant risks. However, in response to this comment, Registrant has modified the referenced disclosure to read as follows:

Fund of Funds Risk. To the extent that the Fund invests in ETF’s, it is subject to the performance of the Underlying ETFs in which it invests. Because under normal circumstances the Fund will invest between 50% and 100% its assets in shares of Underlying ETFs, the Fund indirectly owns the investments made by the Underlying ETFs. By investing in the Fund, therefore, you indirectly assume the same types of risks as investing directly in the Underlying ETFs. The Fund’s investment performance is affected by each Underlying ETF’s investment performance, and the Fund’s ability to achieve its investment objective depends, in large part, on each Underlying ETF’s ability to meet its investment objective. In addition, Fund shareholders indirectly bear the expenses charged by the Underlying ETFs. The Fund’s risks include the Underlying ETF’s principal risks.

Please also see our response to Staff Comment 6 above.

15.	Staff Comment: In the Principal Risks of the Fund Section, under Fund of Funds Structure Risks on page 5, Compounding Risks, please explain in plain English what the term “risk of mathematical compounding…” means and explain how this creates risk.

□ Registrant’s Response: Compounding risk is a risk that is common to all ETFs that attempt to track an index. As stated, “ETFs have a single day investment objective to track performance of an index.” The risk is that over longer periods of time, due to fees and small tracking errors, the difference in return of the ETF and the index that it seeks to track may compound and vary over time.

Ms. Karen L. Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
August 24, 2023

16.	Staff Comment: In the Principal Risks of the Fund Section, under Fund of Funds Structure Risks on page 5, under Investment Company Risk in paragraph 2, the reference to layering of fees is repetitive. Please consider revising or removing.

□ Registrant’s Response: In response to this comment, Registrant has removed the following language from the “Investment Company Risk disclosure on the bottom of page 5 of the prospectus:

“Additionally, when the Fund invests in another registered investment company such as an ETF the Fund will indirectly bear its proportionate share of any fees and expenses payable directly by the investment company. Therefore, the Fund will incur additional expenses, many of which are duplicative of the Fund’s own operational expenses.”

17.	Staff Comment: On page 6, Principal Risks of the Fund, Fund of Funds Structure Risks, Limited Holdings Risk, the sentences “The Adviser may take substantial positions in the same security or groups of securities at the same time. This overlap in investments may subject the Fund to additional market risk and potentially greater market losses ", please explain what this means and how this impacts the fund.

□ Registrant’s Response: There is a potential risk that the Fund may select an ETF to hold, as well as hold an underlying security of that ETF. The extreme example of this would be if the Fund elected to hold both Apple and the ETF XLK, which has 22% of its allocation in Apple. In this case, if the fund held a 6% position in Apple and a 7% position in XLK, then the fund would have a 7.54% position in Apple by virtue of the two holdings. The risk is that there may be some overlap between some ETF holdings, or overlap between individual listed securities and ETFs being held within the fund. The fund aims to limit this as much as possible.

18.	Staff Comment: With respect to the “Growth Investing Risk” and Value Investing Risk disclosure that appears on pages 7 and 9 of the prospectus, under the heading Investment Risks Common to the Fund’s Investments in ETFs and Individual Listed Securities please include related disclosure in the Principal Investment Strategy section of the prospectus, and disclose how growth securities and value securities are used to in the investment strategy.

□ Registrant’s Response: Securities characterized as “growth stocks” and “value stocks” may or may not be used within the Fund’s strategy, based on the technical characteristics of those securities. The fund does not regard growth potential, or Price to Earnings multiples when selecting its holdings. All holdings are chosen based on a combination of technical indicators, not fundamental ones. For the Fund’s purposes “growth stocks” and “value stocks” are each a style of investing and may be used in the fund if showing favorable technical characteristics. As with all styles, sectors, industries, etc. securities purchased may not perform as expected. In response to the staff’s comment, because the fund may hold securities that are characterized as “growth stocks” and “value stocks”, we have added the requested disclosure to the Principal Investment Strategies section of the prospectus.

Ms. Karen L. Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
August 24, 2023

19.	Staff Comment: In the Principal Risks of the Fund Section, under Fund of Funds Structure Risks on page 8, under Portfolio Turnover Risk, the disclosure that “High turnover does not necessarily mean higher tax liability for shareholders, and in some cases can result in lower tax liability” is not really a risk. Please consider revising or removing.

□ Registrant’s Response: In response to this comment, Registrant has removed the referenced sentence from the prospectus.

20.	Staff Comment: With respect to the “Management Risk disclosure that appears on pages 8 and 22, please disclose, amplify and differentiate what part of the investment strategy is “rules based” and what part is “actively managed”.

□ Registrant’s Response: The terms “rules-based” and “actively managed”, as used to describe the Fund’s investment strategy are not necessarily inconsistent. The Adviser is actively managing the Fund’s holdings and allocations based on a rules-based methodology. It is active management in that the Adviser is selecting which securities go into the portfolio, as opposed to “buy and hold.” Those securities are chosen based on a rules-based methodology. In other words, there is a process for how those securities are chosen. The Adviser rates and ranks each ETF and each individual security according to a combination of technical indicators. The overriding factor that determines which security is selected is how the security correlates with the other securities held in the portfolio and the impact of an investment in that security on the portfolio’s volatility, as measured by the adviser’s proprietary Canterbury Volatility Index.

21.	Staff Comment: Under the heading “Investment Process” on page 15, first paragraph, third sentence, the following disclosure appears: The strategy was created to manage asset allocation and security selection in order to help maintain portfolio drawdowns to ‘acceptable portfolio fluctuations’ and to avoid ‘substantial declines,’ which ‘destroy the likelihood of generating compounded returns and achieving long-term growth.” Please clarify what this sentence means in plain English.

□ Registrant’s Response: The Fund’s investment strategy is a bottom-up strategy used to create effective diversification. There are no asset allocation parameters in our process, such as holding a fixed percentage of various asset classes. The strategy was created to manage and limit portfolio drawdowns and maintain consistent portfolio fluctuations, as opposed to experiencing the unbridled volatility that markets go through.

With respect to the specific clauses of the referenced disclosure and staff comment italicized below, Registrant responds as follows:

Ms. Karen L. Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
August 24, 2023

to avoid “substantial declines,” which “destroy the likelihood of generating compounded returns and achieving long-term growth.”

Substantial declines destroy the likelihood of generating compounded returns in that substantial declines have an effect of “negative compounding.” As an example, a portfolio that can limit declines to a normal correction of about -10%, will only require a +11% return to breakeven following the decline. On the other hand, a -25% drop requires a +33% advance to breakeven, and a -50% decline requires a 100% advance to breakeven. The larger the decline, the more the ability to compound is damaged due to the larger advance required just to get back to breakeven.

Staff Comment: In the Investment Process on page 16, Step 3 in first sentence where it says, “After identifying the current Market State…”, please define what does the term “Market State” means and indicate how often Market States change., □

Registrant’s Response: “Market State” is a proprietary term used to gauge the overall efficiency of the domestic stock market environment. The Market State indicator is constructed of long-term, volatility, and short-term technical indicators. The Market State is intended to provide an overview the market’s level of risk, whether high, low or transitional. Based on the combination of technical and volatility indicators, there are 12 possible Market States, which are divided into 3 different Market Environments (5 low risk, 3 transitional, 4 high risk). Market States are updated every day and can change quickly or seldom. Markets are liquid and dynamic, therefore, there is no timetable for when they change. Markets tend to adhere to existing trends, which tends to limit major shifts in Market State Environments. That being said, Market Staes can change at any time.

22.	Staff Comment: On page 16 of the Prospectus, under the heading Investment Process, you state in the last sentence of step 3 that “The frequency of portfolio transactions will be primarily determined by shifts in the Market States and depend upon rotations in leadership among securities in terms of ranking. Please clarify what this means in plain English.

□ Registrant’s Response:

Canterbury’s research rates and ranks all securities on a “risk-adjusted” basis. Every day, we rank securities by what we call “volatility-weighted-relative-strength.” In plain English, this is relative strength per unit of volatility, as defined by the Canterbury Volatility Index. This ranking allows something that is not very volatile, like a currency, be compared to something that might be more volatile, like a growth stock.

When we say, “rotations in leadership among securities,” we are referring to securities moving up or down in our rankings list. A security falling in rank may call for a transaction in favor for a security that is rising in rank.

Ms. Karen L. Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
August 24, 2023

23.	Staff Comment: In the disclosure that appears on page 22 under the heading under Investment Company Risk which refers to the risk of investing in Business Development Companies (“BDCs”), please clarify whether the fund will invest in BDC’s. If so, please disclose the risk and also add a corresponding section in the Principal Investment Strategy describing how BDCs are used in the principal investment strategy.

□ Registrant’s Response: The Fund will not invest in BDCs, and references to BDC’s have been eliminated from the disclosure.

* * * * *

If you have any questions or further comments, please contact Paul Leone, at (513) 346-4152.

Very truly yours,

/s/ Paul Leone

Paul Leone, Esq.

Capitol Series Trust

cc: Thomas G. Sheehan, Partner, Practus, LLP